827711

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

04 MAR 31 AM 7:21

FOSTER'S GROUP

Inspiring Global Enjoyment

04024003

Fosters Brewing

SUPPL

ASX RELEASE

PLEASE DELIVER URGENTLY

The following release was made to the Australian Stock Exchange Limited today.

TOTAL PAGES: 2

dlw 4/5

Please advise Jane Dowsey by fax on 61 3 9645 7226 or email: jane.dowsey@fostersgroup.com if the following names/numbers are outdated.

PROCESSED
APR 06 2004
THOMSON FINANCIAL

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S GROUP

Inspiring Global Enjoyment

31 March 2004

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Document to be sent to all shareholders

In accordance with Listing Rule 3.17, we attach a copy of a newsletter that will be sent to all shareholders.

Robert Dudfield
Assistant Company Secretary
Foster's Group Limited

A copy of the Shareholder Newsletter can be viewed at our website www.fostersgroup.com/corporate